

March 19, 2013

Via E-mail
Mr. Philip J. Hawk
Chairman of the Board and Chief Executive Officer
Team, Inc.
13131 Dairy Ashford, Suite 600
Sugar Land, Texas 77478

      Re: Team, Inc.
            Form 10-K for the Year Ended May 31, 2012
            Filed August 7, 2012
            File No. 001-08604

Dear Mr. Hawk:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Larry Spirgel

                        Larry Spirgel
                        Assistant Director